UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

 Commission File Number 001-14862

BRASKEM S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTICE TO THE MARKET

São Paulo, May 3, 2019: Braskem S.A. (“we” or the “Company”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs that:

As we disclosed in the Form 6-K furnished on March 8, 2019, we had not been in a position to file our annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”) by March 15, 2019, as we were in the process of conducting additional procedures and analyses on our internal processes and controls. We also disclosed that the New York Stock Exchange (“NYSE”) granted us an additional extension until May 16, 2019 to file our 2017 20-F.

The Company is undertaking significant efforts, deploying significant resources and working to complete such additional procedures and analyses described above. However, we may not be able to file the 2017 20-F on or prior to May 16, 2019.

If we do not file the 2017 20-F by such date, we will not be in compliance (notwithstanding our efforts) with the listing requirements of the NYSE pursuant to the extension we have received. If this occurs, the NYSE will, on or about such date, commence delisting procedures and simultaneously suspend the trading of our American Depository Shares (“ADSs”) listed on the NYSE.

In any event, we will continue our efforts to file the 2017 20-F, as well as our annual report on Form 20-F for the year ended December 31, 2018, as soon as practicable. The continuing delay in filing the 2017 Form 20-F and any related suspension of trading and commencement of delisting proceedings may have an adverse effect on the Company and its business.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASKEM S.A.

By: /s/ Pedro van Langendonck Teixeira de Freitas
Name:  Pedro van Langendonck Teixeira de Freitas
Title: Chief Financial Officer
Date: May 3, 2019

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.